Filed pursuant to 424(b)(3)
Registration #333-118860

SUPPLEMENT NO. 27
DATED JULY 14, 2005
TO THE PROSPECTUS DATED DECEMBER 21, 2004
OF INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 27 to you in order to supplement our prospectus. This Supplement updates information in the "Real Property Investments" and "Plan of Distribution" sections of our prospectus. This Supplement No. 27 supplements, modifies or supersedes certain information contained in our prospectus and Supplement No. 26 dated July 8, 2005, Supplement No. 25 dated June 30, 2005, Supplement No. 24 dated June 23, 2005, Supplement No. 23 dated June 16, 2005 (Supplement No. 23 superseded certain information contained in our prospectus and prior supplements dated between December 29, 2004 and June 16, 2005), and must be read in conjunction with our prospectus.

Real Property Investments

The discussion under this section, which starts on page 110 of our prospectus, is modified and supplemented by the following information regarding properties we have acquired or intend to acquire.

The following table provides information regarding the properties we have acquired since July 8, 2005, the date of our last supplement, Supplement No. 26. We have purchased these properties from unaffiliated third parties. We purchased these properties with our own funds, unless noted otherwise. However, we expect to place financing on these properties at a later date.

	Year	Date	Approximate Acquisition Costs Including Expenses	Gross Leasable Area	Physical Occupancy as of 07/01/05	No. of
Property	Built	Acquired	($) *	(Sq. Ft.)	(%)	Tenants	Major Tenants **

Wild Oats Market 500 East Ogden Hinsdale, IL	2000	07/08/05	13,580,000	48,000	100	1	Wild Oats Market

PETsMART Distribution Center Champlain Street & East Dayton Road Ottawa, IL.	2004 & 2005	07/08/05	42,762,000	1,000,350	100	1	PETsMART
*	Our acquisition costs may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant.

**	Major tenants include tenants leasing more than 10% of the gross leasable area of the individual property.

Potential Property Acquisitions

We are currently considering acquiring the properties listed below. Our decision to acquire these properties will generally depend upon:

  no material adverse change occurring relating to the underlying properties, the tenants or in the local economic conditions;
  our receipts of sufficient net proceeds from our offering and financing proceeds to make these acquisitions; and
  our receipt of satisfactory due diligence information including appraisal, environmental reports and lease information.

Other properties may be identified in the future that we may acquire before or instead of these underlying properties. We cannot guarantee that we will complete these acquisitions.

In evaluating these properties as potential acquisitions and determining the appropriate amount of consideration to be paid for these properties, we have considered a variety of factors including, overall valuation of net rental income, location, demographics, quality of tenants, length of leases, price per square foot, occupancy and the fact that overall rental rate at the shopping center is comparable to market rates. We believe that these properties are well located, have acceptable roadway access, are well maintained and have been professionally managed. These properties will be subject to competition from similar shopping centers within their market area, and their economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to our decision to acquire these properties.

	Year	Approximate Acquisition Costs Including	Gross Leasable Area	Physical Occupancy as of 07/01/05	No. of
Property	Built	Expenses ($) *	(Sq. Ft.)	(%)	Tenants	Major Tenants **

Raytheon Co. Office and Research and Development Building 300 N. Science Park Road State College, PA	Rehabbed in 2001	20,069,000	105,000	100	1	Raytheon Company

AM (Alta Mere) Crossing Alta Mere (State Hwy. 183 & Green Oaks White Settlement, TX (1)	2004	8,973,000	41,308	69	5	Office Max

*	Our acquisition costs may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant.

**	Major tenants include tenants leasing more than 10% of the gross leasable area of the individual property.

(1)

The initial closing is expected to be for 28,620 gross leasable square feet and the occupancy percentage represents the estimated occupancy of the entire shopping center as if we purchased it completely. The remaining 12,688 gross leasable square feet are expected to close at a later date after the development of one tenant's space has been completed by the seller, the tenants have leased and occupy their respective spaces and their rents have commenced.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 360 of our prospectus.

Update

The following table updates shares sold in our offering as of July 12, 2005:

		Gross	Commission and fees	Net
	Shares	proceeds ($)	($) (1)	proceeds ($)

From our advisor	20,000	200,000	-	200,000

Our offering dated September 15, 2003:	249,980,000	2,499,720,014	262,079,815	2,237,640,199

Our second offering dated December 21, 2004	107,714,831	1,077,148,313	110,579,886	966,568,427

Shares sold pursuant to our distribution reinvestment program	8,763,816	83,256,245	-	83,256,245

Shares repurchased pursuant to our share repurchase program	(411,579)	(3,807,110)	-	(3,807,110)

	366,067,068	3,656,517,462	372,659,701	3,283,857,761

  Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.